Exhibit (a)(1)

October 27, 2009

Re:	Tender Offer from MIRELF III REIT Investments, LLC

Dear Piedmont REIT Stockholder:

We understand that you may have recently received or may receive in the near future a mailing from MIRELF III REIT Investments, LLC (“MIRELF”) with an offer to purchase or “tender” your shares of stock in Piedmont Office Realty Trust, Inc. (“Piedmont REIT”) at a price of $3.00 per share. You should be aware that Piedmont REIT is not in any way affiliated with MIRELF, and we believe this offer is not in the best interests of our stockholders.

Our Board of Directors has carefully evaluated the terms of MIRELF’s offer and unanimously recommends that you reject MIRELF’s offer and not tender your shares. The Board of Directors acknowledges that each stockholder must evaluate whether to tender its shares to MIRELF pursuant to the Offer and that an individual stockholder may determine to tender based on, among other things, its individual liquidity needs.

The Board of Directors’ recommendation was reached after consulting with our management and our outside advisors. The enclosed document is a copy of the Schedule 14D-9, which we filed with the SEC in response to MIRELF’s offer. The Schedule 14D-9 provides additional information for you and includes a more detailed description of our reasoning and recommendation against this offer. Please take the time to read it before making your decision. Some of the reasons why we strongly believe the offer is not in the best interests of our stockholders are as follows:

•	We believe that the offer is less than the potential long-term value of Piedmont’s shares on a going-forward basis;

•

Given the timing of the offer and the offer price, we believe that the offer represents an opportunistic attempt to purchase at a low price and make a profit and, as a result, deprive our stockholders who tender shares in the offer of the potential opportunity to realize the full long-term value of their investment in Piedmont REIT;

•

The Board of Directors believes Piedmont REIT’s net asset value per share is in excess of the offer price. Piedmont REIT’s last estimated net asset value per share determination which was based primarily on (1) the appraisal value of the Piedmont REIT’s real estate assets as of December 31, 2008 and (2) consideration of the value of Piedmont REIT’s other assets and liabilities as of December 31, 2008 was $7.40 and, while current market conditions may have a negative impact on the values of Piedmont REIT’s properties, the Board of Directors believes that the Company’s net asset value per share is above $3.00 per share; and

•	Piedmont REIT remains committed to providing liquidity to its stockholders at the time and in the manner that are in the best interest of Piedmont REIT and its stockholders.

In furtherance of Piedmont REIT’s commitment to providing liquidity to its stockholders at the time and in the manner that are in the best interest of Piedmont REIT and its stockholders, Piedmont REIT’s Board of Directors routinely evaluates potential strategies to provide such liquidity. In light of the approaching January 2011 deadline for a liquidation event under Piedmont REIT’s charter and improved conditions in capital markets, Piedmont REIT is currently undertaking preparations for a potential listing and public offering of its common stock. The Board of Directors has authorized management to move forward with preparations for a listing and offering but has not approved the consummation of a listing and offering or the filing of a registration statement. We cannot assure you that Piedmont REIT will ultimately determine to proceed with a listing and offering instead of pursuing an alternative liquidity strategy, that a listing and/or offering will be consummated, that a listing, if consummated, would provide complete and immediate liquidity for all existing stockholders, or that the price at which Piedmont REIT’s common stock would trade following a listing would be higher than the price being offered by MIRELF in the Offer.

In summary, we believe that you should view MIRELF as an opportunistic purchaser which is attempting to acquire your shares in order to make a profit and, as a result, deprive you of the potential long-term value of your shares.

Should you have any questions about this tender offer or other matters, please contact the Piedmont REIT Investor Services Agent at 800-557-4830 or via e-mail at investor.services@PiedmontReit.com.

We appreciate your trust in Piedmont REIT and its Board of Directors. We encourage you to follow the Board of Directors’ recommendation and not tender your shares to MIRELF.

Sincerely,

/s/ Donald A. Miller, CFA
Donald A. Miller, CFA
Chief Executive Officer
Piedmont Office Realty Trust, Inc.

Enclosure

Disclosures

This correspondence may contain forward-looking statements about Piedmont REIT. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” or other similar words. Readers of this correspondence should be aware that there are various factors, many of which are beyond the control of Piedmont REIT, that could cause actual results to differ materially from any forward-looking statements made in this correspondence, which include changes in general economic conditions, changes in real estate conditions, the potential need to fund capital expenditures out of operating cash flow, and lack of availability of financing or capital proceeds. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this correspondence. Piedmont REIT does not make any representations or warranties (expressed or implied) about the accuracy of any such forward-looking statements. Piedmont REIT urges you read carefully Item 8 of the enclosed Schedule 14D-9 for a discussion of additional risks that could cause actual results to differ from any forward-looking statements made in this correspondence.

The estimated net asset valuation determination of Piedmont REIT’s common stock as of December 31, 2008 was based primarily on (1) the appraisal value of Piedmont REIT’s real estate as of December 31, 2008 and (2) consideration of the value of Piedmont REIT’s other assets and liabilities as of December 31, 2008, is only an estimate, and is based on a number of assumptions and estimates which may not be accurate or complete.